                                         Ching-Sang Hong

                                         c/o Andrew Chien

                                         USChina Taiwan Inc.

                                         665 Ellsworth Avenue

                                         New Haven, CT 06511

VIA Edgar

June 28, 2010

U.S. Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3010

Washington, DC 20549-7010

Re:  USChina Taiwan Inc. (the "Company")

Registration Statement of Form S-1

File number: 333-165526

Attention:   Phil Rothenberg

             Sonia Barros

Subject: Requesting acceleration of the effective date of S1/A

Dear Sir or Madam:

      Our company is requesting that the effective date of the registration statement S1/A as amended, is on July 2, 2010.

      We are understanding that:

   ----- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it doesn’t foreclose the Commission from taking any action with respect to the filing;

   ----- the action of the Commission or the staff, acting pursuant to delegated authority, in the declaring the filing effective, does not relieve our company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

   ----- our company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         We will take our respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as we are relate to the proposed public offering of the securities specified in the S1, as amended.

         We will take all actions as specified in S1, as amended, ITEM 17. Undertakings, as a public listing company.

Sincerely Yours,

/s/Ching-Sang Hong

 President

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